

LA PRIMA BANCA POPOLARE SORTA IN ITALIA

03 MAR 31 AM 7:21



03050407

Ns. Rif.

Direzione di Gruppo
Affari Societari GFM/fg

To: **SEC Headquarters**
Office of International
Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Data

March 27th , 2003

SUPPL

File N.°: 82 - 4855

Oggetto: **Banca Popolare di Lodi Board Meeting 2002 financial statements approved**

Herewith enclosed, we send you the press releases, both italian version and english translation, concerning the approval of Banca Popolare di Lodi's 2002 financial statements.

Best Regards,

BANCA POPOLARE DI LODI

PROCESSED
MAY 20 2003
THOMSON FINANCIAL

Attachments (2):
1) Original version of press release;
2) English Translation.

File n.°: 82-4855 

03 MAR 31 AM 7:21

Comunicato stampa - Lodi, 25 marzo 2003

CdA Banca Popolare di Lodi

Approvati i risultati di bilancio 2002

Avviato lo studio di un nuovo progetto di ristrutturazione finalizzato alla fusione delle banche-rete in Bipielle Retail

Riconfermato il dividendo dello scorso anno su un numero maggiore di azioni
Dividendo: 0,18 Euro per azione

Il Consiglio di Amministrazione della Banca Popolare di Lodi, presieduto da Giovanni Benevento, ha approvato il bilancio dell'esercizio 2002.
I risultati sono sostenuti ancora una volta dall'eccellente andamento dell'attività bancaria tradizionale che ha beneficiato degli effetti positivi generati dal piano di riorganizzazione e ristrutturazione di Gruppo completatosi nell'ultimo trimestre dell'anno con l'avvio dell'attività di Bipielle Retail e Bipielle Investimenti, che ha supportato i risultati sia delle banche-rete, sia delle società prodotto.
A tale proposito il Consiglio di Amministrazione ha altresì conferito all'amministratore delegato il mandato per avviare lo studio di un ulteriore progetto di ristrutturazione finalizzato alla **fusione** per incorporazione in **Bipielle Retail** delle **banche-rete** di Gruppo, dalla stessa controllate. Il progetto prevede il contestuale conferimento delle reti bancarie in autonome entità giuridiche che consentiranno di salvaguardare l'attuale configurazione giuridica, organizzativa e territoriale. L'operazione permetterà quindi di avviare un ulteriore processo di razionalizzazione e semplificazione della struttura societaria e di conseguire al tempo stesso significativi benefici dal punto di vista economico e fiscale, migliorando ulteriormente l'attività nei confronti della economie locali.

Banca Popolare di Lodi

Bilancio individuale

- **margine d'interesse** - Euro 448,3 mln. **(+19,83%)**
- **margine d'intermediazione** - Euro 620,8 mln. **(+20,78%)**
- **utile ordinario** - Euro 147,6 mln. **(+44,59%)**
- **raccolta diretta** - Euro 12.333 mln. **(+19,72%)**
- **raccolta indiretta** - Euro 10.080 mln. **(+44,88%)**

La **Banca Popolare di Lodi** ha confermato il proprio trend di sviluppo operativo e reddituale chiudendo l'esercizio 2002 con **un utile netto di 91,9 milioni di euro**, con un incremento del 9,91% rispetto allo scorso anno. In relazione a questo risultato il Consiglio di Amministrazione ha deliberato di proporre all'Assemblea dei Soci, che si terrà in prima convocazione il 25/04/03 e **in seconda convocazione il 26 aprile 2003**, l'attribuzione per ciascuna azione Banca Popolare di Lodi di un dividendo pari a **0,18 euro**. Il dividendo risulta pertanto invariato rispetto allo scorso anno, nonostante il numero delle azioni sia salito a 150.266.895 contro le 139.872.177 del 2001. La prima data utile per il pagamento del dividendo proposto è il 22 maggio 2003, con preventivo stacco cedola in data 19 maggio 2003.
Nonostante le condizioni sfavorevoli dei mercati finanziari, i risultati della Capogruppo si confermano ancora una volta in crescita grazie alla soddisfacente tenuta dell'attività bancaria tradizionale.
I dati patrimoniali evidenziano la crescita del totale dell'attivo che raggiunge 22.681 milioni di euro (+39,55%). La **raccolta diretta** da clientela sale a 12.332 milioni di euro con un incremento del 19,72%, mentre la **raccolta indiretta** si attesta 10.080 milioni di euro con una crescita del 44,88%. Il totale generale della **massa amministrata** da clientela raggiunge 41.099 milioni di euro con una crescita del 24,47%.
Il positivo andamento della Banca Popolare di Lodi è confermato anche dall'analisi, su base omogenea rispetto al 2001, dei principali aggregati economici. Il **margine d'interesse** si attesta a 448,3 milioni di euro, con un incremento del 19,83% rispetto allo scorso esercizio, mentre le **commissioni nette** raggiungono 139,0 milioni di euro con una crescita del 35,68%. Il **margine da servizi** sale a 172,5 milioni di euro (+ 23,31%), così come il **margine di intermediazione** che raggiunge 620,8 milioni di euro (+20,78%). Il **risultato di gestione** si attesta a 301,7 milioni di euro facendo segnare una crescita del 24,68%.
Particolarmente significativo risulta il dato riferito all'**utile da attività ordinaria** pari a 147,6 milioni di euro, contro i 102,1 milioni di euro dello scorso anno **(+44,59%).** La riduzione dei proventi straordinari (2,3 milioni di euro del 2002 contro i 25,4 milioni di euro del 2001) non ha inciso sull'ammontare dell'**utile netto** che sale a **91,9 milioni** di euro con un incremento del 9,91%.

 

Gruppo Bipielle

Bilancio consolidato

- **margine d'interesse** - Euro 819,4 mln. **(+12,36%)**
- **commissioni nette** - Euro 326,2 mln. **(+7,25%)**
- **margine d'intermediazione** - Euro 1.243,6 mln. **(+7,71%)**
utile ordinario - Euro 122,3 mln. **(+23,94%)**

- **raccolta diretta** - Euro 23.423 mln. **(+4,87%)**
- **raccolta indiretta** - Euro 23.163 mln. **(+6,13%)**
- **impieghi** - Euro 22.039 mln. **(+12,43%)**

I risultati a livello consolidato si confermano in crescita grazie all'eccellente andamento dell'attività bancaria tradizionale sostenuta dai processi di razionalizzazione e riorganizzazione interna che hanno portato Bipielle Retail a coordinare l'attività delle banche-rete e Bipielle Investimenti quella delle società prodotto.
Le principali voci registrano, su base omogenea rispetto al 31 dicembre 2001, incrementi sostanziali. Il **margine d'interesse** sale a 819,4 milioni di euro, con un incremento del 12,36%, le **commissioni nette** si attestano a 326,2 milioni di euro con una crescita del 7,25%, il **margine da servizi** si mantiene invece invariato (424,2 milioni di euro del 2002 contro i 425,3 milioni di euro del 2001), seppur fortemente penalizzato dalla crisi dei mercati finanziari. Il **margine di intermediazione** si attesta a 1.243,6 milioni di euro, segnando un progresso del 7,71%.
Il **risultato di gestione**, con 493,5 milioni di euro, segna un incremento del 15,33% grazie ad un'attenta politica di **contenimento dei costi** (+3,23%), nonostante gli investimenti tecnologici realizzati per uniformare la piattaforma informatica di Gruppo e migliorare i servizi offerti alla clientela. Sotto controllo si mantengono anche le spese per il personale che salgono soltanto dell'1,6%, pur in presenza di oltre 350 nuove assunzioni.
In sensibile miglioramento risulta anche l'indice di efficienza: il **Cost/Income** scende di quasi 3 punti percentuali passando dal 62,94% del 31 dicembre 2001 all'attuale 60,31%.
Particolarmente significativo risulta il dato riferito all'**utile proveniente da attività ordinaria** che raggiunge 122,3 milioni di euro, contro i 98,6 milioni di euro dello scorso anno (+23,94%), a conferma dell'efficace operatività del Gruppo. L'**utile netto** si attesta a 30,4 milioni di euro, contro i 63,2 milioni di euro del 2001, che però includevano oltre 100 milioni di euro di proventi straordinari.

Importi in milioni di **Euro**

Dati economici consolidati	**31.12.02**	**31.12.01**	**Variazione**
Margine d'interesse	819,4 Euro	729,2 Euro	+12,36%,
Margine da servizi	424,2 Euro	425,3 Euro	-0,26%
Margine di intermediazione	1.243,6 Euro	1.154,6 Euro	+7,71%
Risultato di gestione	493,5 Euro	427,9 Euro	+15,33%
Utile attività ordinarie	122,3 Euro	98,6 Euro	+23,94%

A livello patrimoniale, il **totale dell'attivo** raggiunge i 36.107 milioni di euro contro i 35.443 milioni di euro del 2001 con una crescita 1,87%. I **crediti verso la clientela** raggiungono 22.039 milioni di euro (+ 12,43%).
Sotto controllo si conferma la qualità del credito con le sofferenze nette su impieghi allo 0,30% e le sofferenze su patrimonio netto al 3,92% (dati post cartolarizzazione). La copertura delle sofferenze a fini prudenziali è salita di 10 punti percentuali e si posiziona al 52%, rispetto al 42% del 2001.
Positiva risulta anche la dinamica della **raccolta diretta da clientela** che registra un incremento del 4,87% attestandosi a quota 23.423 milioni di euro. La **raccolta indiretta** da clientela segna un progresso del 6,13% raggiungendo i 23.163 milioni di euro. Il totale della **massa amministrata** da clientela raggiunge 47.552 milioni di euro con un incremento del 6,75%.

Importi in milioni di **Euro**

Dati patrimoniali consolidati	**31.12.02**	**31.12.01**	**Variazione**
Totale attivo	36.107 Euro	35.443 Euro	+ 1,87%
Crediti verso clientela	22.039 Euro	19.603 Euro	+ 12,43%
Raccolta diretta	23.423 Euro	22.336 Euro	+ 4,87%
Raccolta indiretta	23.163 Euro	21.825 Euro	+ 6,13 %
Massa amministrata	47.552 Euro	44.545 Euro	+ 6,75%


BANCA POPOLARE DI LODI
LA PRIMA BANCA POPOLARE SORTA IN ITALIA
GRUPPO BIPIELLE

Struttura operativa
La struttura operativa del Gruppo Bipielle ha registrato un ulteriore rafforzamento: il numero degli sportelli è salito a 726 (679 nel 2001) e, in seguito all'aggregazione del Banco di Chiavari e della Riviera Ligure e della Banca Caripe, ha superato all'inizio di quest'anno le 850 unità. Nello stesso periodo il numero dei dipendenti è passato da 7.232 del 2001 agli attuali 7.252. La rete dei promotori finanziari ha raggiunto invece le 660 unità.

*** *** ***

Con riferimento all'ulteriore piano di ristrutturazione avviato dal Consiglio di Amministrazione della Banca Popolare di Lodi in data 21 gennaio 2003, è stato altresì deliberato di procedere alla fusione per incorporazione della **Banca Popolare del Trentino** e della **Banca Bipielle Adriatico** nella Capogruppo Banca Popolare di Lodi. Le operazioni, che rientrano nel processo di riorganizzazione del Gruppo finalizzato ad accelerare l'emersione di sinergie e migliorare l'efficienza, verranno realizzate con il seguente rapporto di concambio:

- 1,54 azioni Banca Popolare di Lodi ogni azione Banca Popolare del Trentino;
- 1,80 azioni Banca Popolare di Lodi ogni azioni Banca Bipielle Adriatico.

Lodi, 25 marzo 2003

 

Principali eventi del Gruppo Bipielle nel 2002

- **Febbraio 2002**

Inaugurata a Brescia Banca Valori S.p.A.
Prende il via a Brescia, nella sede di Corso Palestro, l'attività di Banca Valori S.p.A., la nuova banca private del Gruppo Bipielle, che vede la partecipazione nel capitale del Gruppo Hopa e di alcuni soci bresciani.

- **Marzo 2002**

Al via "Banca Popolare di Lodi London Branch"
Il Gruppo Bipielle approda sulla prestigiosa piazza finanziaria di Londra con una propria filiale denominata "Banca Popolare di Lodi London Branch". L'ingresso si concretizza con l'acquisizione del ramo d'azienda della filiale londinese del Banco di Napoli, presso la sede sita in 1 Moorgate, nel centro della City londinese.

Perfezionata l'operazione di spin off immobiliare
Il Gruppo Bipielle perfeziona l'operazione di spin off attraverso il conferimento del patrimonio immobiliare detenuto dalle società del Gruppo in Bipielle Immobili S.p.A. Il conferimento riguarda oltre 1.200 unità immobiliari, per un valore complessivo di 418 milioni di euro. Contestualmente Bipielle Immobili S.p.A., che già deteneva un patrimonio immobiliare di 183 milioni di euro, modifica il proprio statuto assumendo la denominazione di Bipielle Real Estate S.p.A.

Conclusa con successo l'Opas sulla Banca Popolare del Trentino
Si conclude con un'adesione pari al 99,2% l'Opas amichevole lanciata dalla Banca Popolare di Lodi sul 100% del capitale della Banca Popolare del Trentino, per un investimento complessivo di circa 150 milioni di euro, corrisposti 50% cash e 50% azioni Banca Popolare di Lodi.

Varato il piano di ristrutturazione del Gruppo Bipielle
Approvato il progetto di ristrutturazione del Gruppo Bipielle secondo aree di business individuate da una parte nelle banche rete retail e dall'altra nelle società prodotto. Il piano, presentato alla comunità finanziaria, permetterà di semplificare la struttura societaria, di accrescere la redditività e creare valore per tutti gli azionisti. Il progetto porterà alla costituzione di due società, Bipielle Retail, che deterrà il controllo di tutte le società che svolgono attività bancaria tradizionale, e Bipielle Investimenti, società quotata, che sarà attiva nell'*Investment Banking*, con Efibanca e Bipielle Santander SIM; nel *Consumer Banking*, con Bipielle.Net, Bipielle Ducato, Bipielle Fondicri SGR e Bipielle Ducato Leasing; e nell'*Estate Services,* con Bipielle Real Estate.

- **Giugno 2002**

Nasce Bipielle Alternative Investments
Costituita Bipielle Alternative Investments la nuova Sgr che consentirà alla Bipielle di arricchire la già vasta gamma di prodotti finanziari di Bipielle Fondicri Sgr. Detenuta all'80% da Bipielle Fondicri SGR e per il rimanente 20% dalla Banca Popolare di Lodi, Bipielle Alternative Investments è stata autorizzata ad operare da Banca d'Italia e sarà specializzata nella gestione dei Fondi Speculativi (*Hedge Funds*).

Banca Popolare di Lodi sale al 58,26% del capitale di IIL
L'Offerta pubblica d'acquisto obbligatoria lanciata dalla Banca Popolare di Lodi su Investimenti Immobiliari Lombardi porta il Gruppo Bipielle a detenere complessivamente il 58,26% della società immobiliare bresciana.

- **Agosto 2002**

Stipulato un accordo con Lehman per valorizzare il portafoglio immobiliare
La Banca Popolare di Lodi e la controllata Bipielle Real Estate S.p.A. hanno concluso con Lehman Brothers un accordo per valorizzare il portafoglio immobiliare del Gruppo, che coinvolge gli immobili 'strumentali' utilizzati dalle banche e dalle società finanziarie del Gruppo per lo svolgimento della propria attività, il cui valore ammonta a circa euro 500 milioni. Nell'ambito dell'operazione, Lehman Brothers ha acquisito una quota pari al 49% di Bipielle Real Estate S.p.A..


BANCA POPOLARE DI LODI
LA PRIMA BANCA POPOLARE SORTA IN ITALIA

- Novembre 2002

Bipielle Investimenti debutta in Borsa
Il 1° novembre debutta in Borsa Bipielle Investimenti SpA società controllata dalla Banca Popolare di Lodi. La quotazione di Bipielle Investimenti rappresenta l'atto conclusivo del processo di riorganizzazione e di ristrutturazione del Gruppo Bipielle, annunciato a marzo con l'obiettivo di semplificare la struttura societaria, accrescere la redditività e creare valore per gli azionisti.

- Dicembre 2002

Acquisito il Banco di Chiavari e della Riviera Ligure
La Banca Popolare di Lodi acquisisce da IntesaBci il 69,62% del capitale sociale del Banco di Chiavari e della Riviera Ligure che dispone di una rete di 79 filiali (77 in Liguria, nelle province di Savona, Genova e La Spezia e 2 in Piemonte nella provincia di Alessandria). L'acquisizione del Banco consente al Gruppo Bipielle di consolidare la propria posizione tra i primi 10 gruppi bancari italiani, estendendo l'attività, senza alcuna sovrapposizione geografica, in un'area nella quale non vantava una presenza significativa.

Principali eventi del Gruppo Bipielle nel 2003

- Gennaio 2003

Gruppo Bipielle sale al 51% della Banca Caripe SpA
Il Gruppo Bipielle, già detentore del 30% del capitale della Banca Caripe SpA, ha formalizzato l'accordo per acquisire dalla Fondazione Caripe un'ulteriore partecipazione pari al 21% del capitale sociale. L'operazione consente quindi al Gruppo Bipielle di salire al 51% del capitale sociale dell'istituto abruzzese che si avvale di una rete di circa 50 filiali distribuite nelle province di Pescara, Chieti, Teramo, L'Aquila ed Ascoli Piceno.

- Febbraio 2003

Acquisito il 20% della Cassa di Risparmio di Bolzano
Sottoscritto con la Fondazione Cassa di Risparmio di Bolzano l'accordo finalizzato all'acquisizione da parte del Gruppo Bipielle del 20% del capitale sociale della Cassa di Risparmio di Bolzano, per un investimento complessivo pari a 363 milioni di euro, regolato per il 50% in contanti e per il restante 50% in azioni e obbligazioni del Gruppo Bipielle. L'accordo consente alla Banca Popolare di Lodi di rafforzare ulteriormente la partnership con la Cassa di Risparmio di Bolzano, che già distribuisce attraverso la propria rete di vendita i prodotti del Gruppo, e di estendere l'attività in un'area geografica di grande interesse strategico. L'istituto altoatesino è fortemente radicato sul territorio e dispone di una rete distributiva composta di 82 filiali.

- Marzo 2003

L'Assemblea dei Soci approva un rafforzamento patrimoniale per oltre 2 miliardi di euro
L'Assemblea Straordinaria dei Soci approva un piano di rafforzamento patrimoniale di oltre 2 miliardi di euro per offrire al Gruppo basi solide per continuare a crescere e per consolidare la propria posizione tra i primi 10 poli bancari. L'operazione sarà realizzata attraverso un aumento di capitale riservato in opzione ai soci per un ammontare complessivo di 791 milioni di euro (attualmente in corso), un aumento di capitale riservato agli investitori istituzionali per un ammontare minimo di 424 milioni di euro e un prestito obbligazionario convertibile da 1 miliardo di euro.

File n.°: 82-4855
English transl.



03 MAR 31 AM 7:21

Press release - Lodi, 25 March 2003

Banca Popolare di Lodi Board Meeting

2002 financial statements approved

Same dividend as last year

0.18 Euro per share

The Board of Directors of Banca Popolare di Lodi under the chairmanship of Giovanni Benevento has approved the financial statements for 2002.
The results have held up yet again thanks to the excellent performance of the traditional banking activity which benefited from the positive impact of the Group reorganisation and restructuring plan. This was completed during the last quarter of the year with the start-up of Bipielle Retail and Bipielle Investimenti, which provided support for both the network banks and the product companies.
In this connection, the Board of Directors has granted the managing director a mandate to study a new restructuring plan that would involve merging the Group's network banks with Bipielle Retail, which already controls them. The project envisages transferring the banking networks to autonomous legal entities to safeguard their current juridical, organisational and territorial structure.
This operation will then make it possible to launch a further process of rationalisation and simplification of the Group structure, at the same time generating significant benefits from an economic and fiscal point of view and further improving the level of service provided to the local economies concerned.
Banca Popolare di Lodi has confirmed its trend of growth in both operational volumes and earnings, closing 2002 with **a net profit of 91.9 million euro**, an increase of 9.9% on last year. Based on this result the Board of Directors decided to propose a dividend of **0.18 euro to the shareholders' meeting due to be held on 25/04/03 at first calling and on 26/04/03 at second calling.** The dividend is the same as last year despite the increase in the number of shares from 139,872,177 in 2001 to 150,266,895.
Dividends will be payable from 22 May 2003, with the shares going ex-coupon on 19 May 2003.

Banca Popolare di Lodi

Statutory financial statements

- **net interest income -** Euro 448.3 mn. **(+19.83%)**
- ***income from banking activities*** - Euro 620.8 mn. **(+20.78%)**
- **profit from ordinary operations -** Euro 147.6 mn. **(+44.59%)**
- **direct deposits -** Euro 12,333 mn. **(+19.72%)**
- **indirect deposits** Euro 10,080 mn **(+44.88%)**

Despite the unfavourable conditions on financial markets, the results of the parent bank confirm the growth trends thanks to the buoyancy of the traditional banking business.
The figures in the balance sheet show a growth in total assets of 22,681 million euro (+39.55%). Direct deposits from customers increase to 12,332 million, +19.72%, while indirect deposits total 10,082 million euro, up 44.88%. **Total** funds under administration come to 41,099 million euro with an increase of 24.47%.

The positive performance by Banca Popolare di Lodi is confirmed by a comparative analysis of the main aggregates in the income statement on the same basis as in 2001. **Net interest income** comes to 448.3 million euro, with an increase of 19.83% compared with last year, while **net commissions** amount to 139.0 million euro, up 35.68%. **Income from services** rises to 172.5 million euro (+ 23.31%), as does **income from banking activities** to reach 620.8 million euro (+20.78%). **Operating profit** comes in at 301.7 million euro, +24.68%.
Of particular significance is the **profit from ordinary operations** of 147.6 million euro, compared with 102.1 million euro last year (+44.59%). The decrease in non-recurring income (0.3 million euro in 2002 compared with 25.4 million euro in 2001) did not affect **net profit** which rises to **91.9 million** euro for an increase of 9.91%.

The operational structure of the Parent Bank was further consolidated during 2002: The number of employees rose from 2,642 at 31 December 2001 to 2,889, while the number of branches increased during the same period from 373 to 391.

BPL Group

Consolidated financial statements

- **net interest income** - Euro 819.4 mn. **(+12.36%)**
- **net commissions** - Euro 326.2 mn. **(+7.25%)**
- **income from banking activities** - Euro 1243.6 mn. **(+7.71%)**
- **profit from ordinary operations** - Euro 133.9 mn. **(+35.69%)**

- **direct deposits** - Euro 23,423 mn. **(+4.87%)**
- **indirect deposits** 23,163 Euro mn **(+6.13%)**
- **loans** - Euro 22,039 mn. **(+12.43%)**

At consolidated level, these results confirm the growth trend thanks to the buoyancy of the traditional banking activity, helped by the processes of rationalisation and reorganisation which resulted in Bipielle Retail coordinating the network banks' activities and Bipielle Investimenti coordinating those of the product companies.
The main items have all reported substantial increases compared with 31 December 2001: **Net interest income** rises to 819.4 million euro, an increase of 12.36%, **net commissions** come to 326.2 million euro with growth of 7.25%, **income from services** remains unchanged (424.2 million euro in 2002 compared with 425.3 million euro in 2001), even though strongly penalised by the crisis on financial markets. **Income from banking activities** comes to 1,243.6 million euro, an improvement of 7.71%.
The operating result, 493.5 million euro, improves by 15.33% thanks to a careful cost containment policy (+3.23%), despite the technology investments made to standardise the Group's IT platform and improve the services offered to customers. Personnel expenses have also been kept under control and have risen by only 1.6%.
The efficiency index has also improved considerably: the cost/income ratio shows a decrease of 3% compared with 31 December 2001, from 62.94% to the current level of 60.31%.
Particularly significant is the figure relating to profits from ordinary operations which come to 133.9 million euro compared with 98.6 million euro in the previous year, with growth of 35.69%, confirming the Group's operating effectiveness. The **net profit** comes to **41.0 million** euro, compared with 63.2 million euro in 2001, though this included over 100 million euro of non-recurring income.

Amounts in millions of **Euro**

Consolidated income statement	31.12.02	31.12.01	Change
Net interest income	819.4 Euro	729.2 Euro	+12.36%,
Income from services	424.2 Euro	425.3 Euro	-0.26%
Income from banking activities	1,243.6 Euro	1,154.6 Euro	+7.71%
Operating profit	493.5 Euro	427.9 Euro	+15.33%
Profit from ordinary operations	133.9 Euro	98.6 Euro	+35.69%

At balance sheet level, **total assets** amount to 36,117 million euro compared with 35,443 million euro of 2001, an increase of 1.90%. **Customer loans** total 22,039 million euro (+ 12.43%) and consist 36% of mortgage loans, 27% of current accounts and 4% of consumer credit.
Credit quality is still under control with net non-performing loans at 0.30% of total loans and 3.92% of shareholders' equity (post securitisation). The coverage of problem loans for prudence purposes is up by 10 percentage points at 52%, compared with 42% in 2001.
Growth has been particularly good in **direct customer deposits**, which show an increase of 4.87%, coming in at 23,423 million euro. **Indirect customer deposits** show progress of 6.13% to reach 23,163 million euro. Customer funds under administration total 47,552 million euro with an increase of 6.75%.

Tier one capital comes to 5....%; and once the current recapitalisation by means of a rights issue reserved for current shareholders has been completed, it will come to more than 8...% with a total capital ratio of 13.82%, providing the means to sustain further growth both internally and externally.
The objective is to position the BPL Group stably among the top 10 Italian banking groups, and to propose itself increasingly as a hub of aggregation not only of small and medium-sized banks.


BANCA POPOLARE DI LODI
LA PRIMA BANCA POPOLARE SORTA IN ITALIA

Amounts in millions of **Euro**

Consolidated balance sheet	**31.12.02**	**31.12.01**	**Change**
Total assets	36,117 Euro	35,443 Euro	+ 1.90%
Customer loans	22,039 Euro	19,603 Euro	+ 12.43%
Direct deposits	23,423 Euro	22,336 Euro	+ 4.87%
Indirect deposits	23,163 Euro	21,825 Euro	+ 6.13 %
Funds under administration	47,552 Euro	44,545 Euro	+ 6.75%

Operational structure

The operational structure of the BPL Group has been further strengthened: the number of branches rose to 726 (679 in 2001), and after the aggregation of Banco di Chiavari e della Riviera Ligure and Banca Caripe, at the beginning of this year they topped 850. In the same period, the number of employees went from 7,232 in 2001 to 7,252 now. The network of financial advisors reached a total of 660.

***   ***   ***

As regards the next phase of the restructuring plan launched by the Board of Directors of Banca Popolare di Lodi on 21 January 2003, it was also decided to merge **Banca Popolare del Trentino** and **Banca Bipielle Adriatico** with Banca Popolare di Lodi, the Parent Bank. These mergers, which form part of the process of reorganising the Group in order to accelerate the emergence of synergies and improve efficiency, will be carried out using the.following share exchange ratios:

- 1.54 Banca Popolare di Lodi shares for each Banca Popolare del Trentino share;
- 1.80 Banca Popolare di Lodi shares for each Banca Bipielle Adriatico share.

Lodi, 25 March 2003

File n.°: 82-4855
English transl.



Main events of the BPL Group in 2002

- **February 2002**

Banca Valori S.p.A. inaugurated in Brescia.
Banca Valori S.p.A., the BPL Group's new private bank in which the shareholders include the Hopa Group and other investors from Brescia, opens for business in Brescia's Corso Palestro.

- **March 2002**

"Banca Popolare di Lodi London Branch" opens
The BPL Group arrives in London's important financial market with its own affiliate, called "Banca Popolare di Lodi London Branch". This is achieved by purchasing Banco di Napoli's London branch situated at 1 Moorgate, in the centre of the City.

Property spin-off completed
The BPL Group completes the spin-off of its real estate assets by transferring properties held by Group companies to Bipielle Immobili S.p.A. Around 1,200 properties, worth a total of € 418 million, are transferred. At the same time Bipielle Immobili S.p.A., which already owns buildings worth 183 million euro, changes its articles of association, taking the name of Bipielle Real Estate S.p.A.

Takeover bid for Banca Popolare del Trentino completed successfully
The friendly takeover bid for 100% of Banca Popolare del Trentino is completed with a take-up rate of 99.2%, a total investment of around 150 million euro, paid 50% in cash and 50% in shares of Banca Popolare di Lodi.

The BPL Group Reorganisation Plan is launched
The plan to restructure the BPL Group by business area, with the retail network banks on the one hand and the product companies on the hand, is approved. The plan, as presented to the financial community, will make it possible to simplify the corporate structure, raise profitability and increase value for all of the shareholders. The plan will lead to the formation of two new companies, Bipielle Retail, which will control all Group companies involved in traditional banking activities, and Bipielle Investimenti, which will operate in Investment Banking, with Efibanca and Bipielle Santander SIM; in Consumer Banking, with Bipielle.Net, Bipielle Ducato, Bipielle Fondicri SGR and Bipielle Ducato Leasing; and in Estate Services, with Bipielle Real Estate.

- **June 2002**

Bipielle Alternative Investments is born
Bipielle Alternative Investments SGR is set up. This is the new asset management company which will allow to Bipielle to expand even further the broad range of financial products offered by Bipielle Fondicri SGR. Bipielle Alternative Investments, which is owned 80% by Bipielle Fondicri SGR. and 20% by Banca Popolare di Lodi, receives authorisation to operate by the Bank of Italy and will specialise in the management of hedge funds.

Banca Popolare di Lodi raises its stake in IIL to 58.26%
Compulsory takeover bid launched by Banca Popolare di Lodi for Investimenti Immobiliari Lombardi results in the BPL Group holding a total of 58.26% in this Brescia-based real estate company.

- **August 2002**

Agreement signed with Lehman to enhance the property portfolio
Banca Popolare di Lodi and its subsidiary Bipielle Real Estate S.p.A. stipulate an agreement with Lehman Brothers to enhance the value of the Group's real estate assets. This involves the office buildings used by Group banks and finance companies to carry on their business activities. In total they are worth around 500 million euro. As part of the deal, Lehman Brothers takes a 49% stake in Bipielle Real Estate S.p.A.



- **November 2002**

Bipielle Investimenti makes its debut on the Stock Exchange
On 1 November Bipielle Investimenti SpA, a subsidiary of Banca Popolare di Lodi, debuts on the Stock Exchange. The listing of Bipielle Investimenti is the final act in the process of reorganisation and restructuring of the BPL Group, which was announced in March with a view to simplifying the corporate structure, boosting profitability and generating shareholder value.

- **December 2002**

Acquisition of Banco di Chiavari e della Riviera Ligure
Banca Popolare di Lodi acquires from IntesaBci 69.62% of the share capital of Banco di Chiavari e della Riviera Ligure, which has a network of 79 branches (77 in Liguria, in the province of Savona, Genoa and La Spezia and 2 in Piedmont in the province of Alessandria). The acquisition of Banco di Chiavari e della Riviera Ligure allows the BPL Group to consolidate its position as one of the top 10 Italian banking groups and is now expanding into an area where it did not previous have a significant number of branches, without any geographical overlap.

Main events of the BPL Group in 2003

- **January 2003**

The BPL Group raises its stake in Banca Caripe SpA to 51%
Banca Caripe SpA, formalises an agreement to buy a further 21% of the share capital from the Fondazione Caripe. This deal will allow the BPL Group to raise its stake in the Abruzzo bank to 51%. The latter has a network of around 50 branches in the provinces of Pescara, Chieti, Teramo, L'Aquila and Ascoli Piceno.

- **February 2003**

20% of Cassa di Risparmio di Bolzano acquired
Banca Popolare di Lodi and Fondazione Cassa di Risparmio di Bolzano sign an agreement under which the BPL Group acquires 20% of Cassa di Risparmio di Bolzano, for a total investment of 363 million euro, paid 50% in cash and 50% in shares and bonds of the BPL Group. This agreement allows Banca Popolare di Lodi to further strengthen its partnership with Cassa di Risparmio di Bolzano, which already distributes BPL Group products through its own sales network, and to expand its operations in an area of considerable strategic interest. CR Bolzano has very strong roots in the territory and has a distribution network consisting of 82 branches.

- **March 2003**

The shareholders' meeting approves an increase in share capital of over 2 billion euro.
An extraordinary shareholders' meeting approves a recapitalisation worth more than 2 billion euro to give the Group solid bases to continue growing and to consolidate its position among the top 10 banking hubs. This operation will be carried out by means of a rights issue reserved for shareholders for a total of 791 million euro (currently underway), an increase in capital reserved for institutional shareholders for a minimum of 424 million euro and a convertible bond loan of 1 billion euro.